EXHIBIT 99.1

POET Announces CAD$10 Million Non-brokered Financing

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 29, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, is undertaking a non-brokered private placement of up to 3,258,390 units (the "Units") of the Company at a price of CAD$3.069 per Unit (the "Offering Price") for gross proceeds to the Company of up to C$10,000,000 (the "Offering"). The Offering has been structured to take advantage of the “listed issuer financing exemption” under applicable Canadian securities laws, whereby securities of the Company issued pursuant to the Offering will be freely tradeable equity securities not subject to any hold period (see below).

Each Unit will consist of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share of the Company (a "Warrant Share") for a period of 60 months following the closing date of the Offering at an exercise price of CAD$4.26 per Warrant Share. No brokers or finders were engaged in this transaction.

POET is currently experiencing strong demand for its proprietary optical engine technology that powers 800G and higher speed optical modules for AI processing clusters and light sources for advanced chip-to-chip light-based data communications and high-speed computing. Use of proceeds of this financing is for general working capital purposes aimed at supporting this significant growth phase for the Company.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Offering is being made to purchasers resident in each of the Provinces of Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the "Exemption"). The securities offered under the Exemption will not be subject to a hold period in accordance with applicable Canadian securities laws. There is an offering document (the "Offering Document") related to the Offering that can be accessed under the Company's profile at www.sedarplus.ca and on the Company's website at: www.poet-technologies.com. Prospective investors should read this Offering Document before making an investment decision.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Offering is scheduled to close on or about May 3, 2024 (the "Closing Date") and completion of the Offering is subject to certain conditions including the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

About POET Technologies Inc.
POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Forward-Looking Statements
This press release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such information and statements include the Company’s anticipated use of the net proceeds of the public offering (if any).

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the Company’s ability to complete the Offering, expectations regarding receipt of all required approvals for the Offering, the Company’s intended use of proceeds from the Offering, management’s expectations regarding the success of the Company’s announced products, the timing of completion of its development efforts, the successful implementation of its optical engine or light source products, the success of its customers’ products, the capabilities of its operations, including its joint venture, and the Company’s ability to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the dilutive effects of the Offering, market conditions, the failure of the Company’s products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of the Company’s optical engine or light source products to be incorporated into its customers’ products, the failure of its customers’ products to achieve market penetration, operational risks including the ability to attract key personnel, the Company’s ability to raise additional capital if necessary and the other risks described in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as updated from time to time in the Company’s filings with the SEC. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking information and statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release, and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Contacts:

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-507